Exhibit 99.1

Loan Agreement Between Baker Brothers Life Sciences, L.P., 667, L.P., and Baker Bros. Advisors LP

For value received, Baker Bros. Advisors LP (the “Management Company”) promises to pay Baker Brothers Life Sciences, L.P., and 667, L.P., (collectively “The Funds”), the amounts set forth in Schedule A below, payable on the Due Date (as defined below) with interest payable through the Due Date at a rate of 2.14% annually.

The Funds are lending the Management Company these amounts so that Felix Baker, as agent of the Management Company, may exercise 17,500 Seagen, Inc. (“SGEN”) Director’s Non-qualified Stock Options at $20.06 per share (the “Shares”) and deposit the Shares into Felix Baker’s brokerage account held at JPMorgan.

The “Due Date” shall be March 8, 2052, however, following the sale by Felix Baker of all of the Shares, the Due Date shall accelerate to the date that is 10 days after date of the last sale of Shares.

This Loan Agreement shall be construed in accordance with the laws of the State of New York.

Baker Bros. Advisors LP

/s/ Alexandra A. Toohey
By: Alexandra A. Toohey, Chief Financial Officer

667, L.P.

By: Baker Bros. Advisors LP, management company and investment adviser to 667, L.P., pursuant to authority granted to it by Baker Biotech Capital, L.P., general partner to 667, L.P., and not as the general partner.

By:	/s/ Scott L. Lessing
Scott Lessing
President

BAKER BROTHERS LIFE SCIENCES, L.P.

By: BAKER BROS. ADVISORS LP, , management company and investment adviser to Baker Brothers Life Sciences, L.P., pursuant to authority granted to it by Baker Brothers Life Sciences Capital, L.P., general partner to Baker Brothers Life Sciences, L.P., and not as the general partner.

By:	/s/ Scott L. Lessing
Scott Lessing
President

Schedule A

Fund	667, L.P.	Baker Brothers Life Sciences, L.P.	Total
Loan	$29,626	$321,424	$351,050

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